July 25, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Robert F. Telewicz, Jr., Senior Staff Accountant
Mail Stop 4561

Re: Franklin Street Properties Corp.
Form 10-K for fiscal year ended December 31, 2012
Filed on February 19, 2013
File No. 001-32470

Dear Mr. Telewicz:

Franklin Street Properties Corp. (“we”, “our”, or the “Company”) has set forth below a response to the additional comment to the Company’s Form 10-K for the year ended December 31, 2012 provided by you to Mr. John G. Demeritt in a letter dated July 11, 2013 (the “Letter”). The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter.

Form 10-K for the fiscal year ended December 31, 2012

Item 2. Properties, page 15

1. We note your response to our prior comment. Please tell us if the Federal Way properties would be impaired if: 1) the lease out for signature and the proposal out to the tenant prospect are not successful and 2) no other assumptions are changed in the impairment analysis. Also, please tell us how long the lease has been out for signature and the proposal out to the tenant prospect and anticipated response dates. In addition, please tell us the potential impact of lease terminations and anticipated lease renewals in the second half of 2013 on the impairment analysis. Finally, please provide us with a summary of the major assumptions used in your undiscounted cash flow analyses performed on December 31, 2012 and March 31, 2013.

United States Securities and Exchange Commission
Attn: Robert F. Telewicz, Jr., Senior Staff Accountant
July 25, 2013

Response

The undiscounted cash flows exceed the carrying value for the Federal Way properties assuming: 1) the lease out for signature and the proposal out to the tenant prospect are not successful and 2) no other assumptions are changed in the impairment analysis, meaning the property would not be impaired under these assumptions. We have also performed an analysis of the undiscounted cash flows assuming no leasing activity is accomplished in 2013 and determined that undiscounted cash flows exceed the carrying value for Federal Way under that scenario as well. The property is currently generating positive net operating income and we anticipate that to continue.

The lease has been out for signature for approximately one month and we’re in the process of addressing the lease language comments of the prospective tenant, which we expect to resolve in the next month. The proposal to the tenant prospect has been out for approximately two months and we expect a response back within the month to determine if the tenant prospect will pursue lease negotiations further with us.

There is no anticipated impact to the impairment analysis from lease terminations and anticipated lease renewals in the second half of 2013. There are no scheduled or anticipated lease terminations in the second half of 2013 and the one anticipated lease renewal in 2013 was completed in March 2013.

The major assumptions used in our analysis were as follows. The undiscounted cash flow analysis performed for December 31, 2012 had new leases for square footage totals of 10,057 in 2013, 14,297 in 2014 and 12,000 in 2015 representing occupancy increases of 8.6%, 12.2% and 10.3%, respectively. We used assumptions that are consistent with what we are seeing in the market and our asking rents for our current vacancies. We are currently asking for gross rents of $19.50 per square foot for a five year term with 2.5% to 3.0% annual increases. Since tenant improvements and leasing costs are usually a heavily negotiated item which varies based on a multitude of factors, we used assumptions consistent to what our recent leasing experience indicates. The assumptions used for the March 31, 2013 undiscounted cash flow analysis were consistent with what we used in the December 31, 2012 analysis.

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

 United States Securities and Exchange Commission
Attn: Robert F. Telewicz, Jr., Senior Staff Accountant
July 25, 2013

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning this response.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt

Chief Financial Officer

cc:	Scott H. Carter, Esq., General Counsel, Franklin Street Properties Corp.

Kenneth A. Hoxsie, Esq., WilmerHale

Mr. Robert Hatch, Ernst & Young LLP